Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No 333-140778
(Supplementing the Preliminary Prospectus Supplement
related to the Senior Convertible Notes dated February 20, 2007)
Mylan Laboratories Inc.
Terms and Conditions of Senior Convertible Notes due 2012 Offering

Maturity date	March 15, 2012.
Interest payments:	1.25% payable in cash semiannually in arrears.
Interest payment dates:	March 15 and September 15 of each year, beginning September 15, 2007.
Conversion rate:	44.5931 shares of common stock per $1,000.00 principal amount of notes.
Conversion rate cap:	51.2821
Conversion trigger price:	$29.15
Last sale price of the common stock:	$20.26
Conversion price:	$22.43 per share, subject to adjustment.
Public offering price per note:	$1,000 (100%)
Underwriting discount per note:	$20.00 (2.00%)
Aggregate principal amount:	$550,000,000 ($600,000,000 if the over-allotment option is exercised in full).
Proceeds, before expenses, to Mylan Laboratories Inc.:	$539,000,000 ($588,000,000 if the over-allotment option is exercised in full).
Pricing date:	March 1, 2007.
Settlement date:	March 7, 2007.
CUSIP:	628530AG2
Concurrently with this offering, the issuer is offering 22,750,000 shares (or 26,162,500 shares if the underwriters exercise in full their option to purchase additional shares) of its common stock in a separate public offering. No selling securityholders will participate in that offering. Neither offering is conditioned on the other.
Make Whole Premium upon a Fundamental Change
If certain fundamental changes occur and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares. The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid per share of common stock on the effective date:

	Effective Date
Stock Price on
Effective Date	3/1/2007	3/15/2008	3/15/2009	3/15/2010	3/15/2011	3/15/2012
$19.50	6.6890	6.6890	6.6890	6.6890	6.6890	6.6890
$22.50	4.2293	4.1872	4.0387	3.7054	2.9796	0.0000
$25.00	2.9554	2.8258	2.5899	2.1854	1.4427	0.0000
$27.50	2.1121	1.9474	1.6900	1.2984	0.6829	0.0000
$30.00	1.5441	1.3704	1.1234	0.7838	0.3253	0.0000
$35.00	0.8835	0.7282	0.5360	0.3113	0.0920	0.0000
$40.00	0.5491	0.4275	0.2855	0.1489	0.0494	0.0000
$45.00	0.3689	0.2762	0.1812	0.0965	0.0384	0.0000
$50.00	0.2789	0.2080	0.1346	0.0737	0.0336	0.0000
$75.00	0.1354	0.1015	0.0681	0.0414	0.0223	0.0000
$100.00	0.0958	0.0724	0.0484	0.0292	0.0166	0.0000
If the stock price on the effective date exceeds $100.00 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.
If the stock price on the effective date is less than $19.50 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.
Net cost of Convertible Note Hedge and Warrant Transaction: $73,920,000
Shares Underlying Convertible Note Hedge and Warrant Transactions: 24,526,205
Exercise Price of Sold Warrant: $31.20
Underwriters
Merrill Lynch & Co.
JPMorgan
Citigroup
ABN AMRO Rothschild LLC
BNY Capital Markets, Inc.
HSBC
Mitsubishi UFJ Securities
NatCity Investments, Inc.
PNC Capital Markets LLC
RBS Greenwich Capital
SunTrust Robinson Humphrey
The issuer has filed a registration statement (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectuses (and the supplements thereto) in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-500-5408.